NO ACT

P.E.
01/28/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





14005310

January 28, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-28-14

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Carnival Corporation & PLC

Dear Ms. Ising:

This is in regard to your letter dated January 28, 2014 concerning the shareholder proposal submitted by Robert L. Kurte and Harold Kurte for inclusion in Carnival's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Carnival therefore withdraws its December 17, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Robert L. Kurte
*** FISMA & OMB Memorandum M-07-16 ***

Harold Kurte
*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct +1 202.955.8287
Fax +1 202.530.9631
EIsing@gibsondunn.com

January 28, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Carnival Corporation & PLC*
Shareholder Proposal of Robert L. Kurte and Harold Kurte
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 17, 2013, we requested that the staff of the Division of Corporation Finance concur that our clients, Carnival Corporation & PLC (the "Companies"), could exclude from their proxy statement and form of proxy for their 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by Robert L. Kurte and Harold Kurte (the "Proponents").

Enclosed as Exhibit A is a letter from the Proponents, dated January 24, 2014, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the December 17, 2013, no-action request relating to the Companies' ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or Doreen S. Furnari, the Companies' Assistant General Counsel, at (305) 406-4616 with any questions regarding this matter.

Sincerely,



Elizabeth A. Ising

Enclosure

cc: Doreen S. Furnari, Carnival Corporation & PLC
Robert L. Kurte and Harold Kurte

GIBSON DUNN

EXHIBIT A

ROBERT L. KURTE & HAROLD KURTE

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2014

Doreen S. Furnari
Assistant General Counsel
Carnival Corporation & PLC
3655 N.W. 87th Avenue
Miami, FL 33178

(Delivered by e-mail: DFurnari@carnival.com)

Dear Mrs. Furnari,

As a result of our conversation and the actions taken by the Nominating & Governance Committees involving the revisions to the Corporate Governance Guidelines along with the statement to be included in the upcoming annual proxy statement, which you sent to us via e-mail (see enclosure) on January 23, 2014; please be advised that we are withdrawing our Shareholder Proposal for the 2014 Carnival Corporation & PLC Annual Meeting.

Cordially,



Robert L. Kurte

*** FISMA & OMB Memorandum M-07-16 ***



Harold Kurte

*** FISMA & OMB Memorandum M-07-16 ***

Robert L. Kurte

From: "Furnari, Doreen S. (CarnCorp)" <DFurnari@carnival.com>
Date: Thursday, January 23, 2014 10:17 AM
To: "Robert L. Kurte" *** FISMA & OMB Memorandum M-07-16 ***
Cc: "Roberts, Beth (CarnCorp)" <ERoberts@carnival.com>; "Faroy, Rebecca (CarnCorp)" <RFaroy@carnival.com>
Subject: Carnival Corporation Shareholder Proposal

Dear Mr. Kurte,

As a follow-up to our call on Tuesday, we are pleased to report that the Nominating & Governance Committees have agreed to change the word in the revisions to the Corporate Governance Guidelines from "periodically" to "annually". The section of the Guidelines entitled "CEO Evaluation and Management Succession" will now read as follows:

CEO Evaluation and Management Succession

The Compensation Committee will conduct an annual review of the CEO's performance, as set forth in its charter. The Boards of Directors will review the Compensation Committee's report in order to ensure that the CEO is providing the best leadership for the Companies in the long- and short-term.

The Boards and the Nominating & Governance Committee are responsible for succession planning (including emergency succession planning) and will annually review a plan for succession of the CEO. The Nominating & Governance Committees will make recommendations to the Boards with respect to potential successors to the CEO. All members of the Boards will work with the Nominating & Governance Committees to evaluate potential successors to the CEO to see that qualified candidates are available and that development plans are being utilized to strengthen the skills and qualifications of the candidates. When assessing the qualifications of potential successors to the CEO, the Boards and the Nominating & Governance Committee will take into account the Companies' business strategy as well as any other criteria they believe are relevant. The CEO should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

In addition, we will include the following statement in our upcoming annual proxy statement:

Carnival Corporation received a proposal for the 2014 annual shareholders meeting from Robert L. Kurte and Harold Kurte (the "Kurte Family"). The proposal asked us to initiate the appropriate process to amend our Corporate Governance Guidelines to adopt and disclose a written and detailed succession planning policy. Although Nominating & Governance Committees and the boards already have a robust succession planning process in place as described above, which we have historically disclosed to shareholders in the proxy statement, the procedures were not included in the Corporate Governance Guidelines.

Management and the boards take all shareholder proposals very seriously. After receiving the proposal from the Kurte Family, we reviewed our Corporate Governance Guidelines and the Nominating & Governance Committees and the boards determined that we should amend the Corporate Governance Guidelines to formalize the succession planning process. As a result, the Corporate Governance Guidelines were amended to provide for the following:

- The boards and the Nominating & Governance Committees are responsible for succession planning (including emergency succession planning).

- The boards and the Nominating & Governance Committees will annually review a plan for succession of the chief executive officer.
- All members of the boards will work with the Nominating & Governance Committees to see that qualified candidates are available and that development plans are being utilized to strengthen the skills and qualifications of the candidates.
- When assessing the qualifications of potential successors to the chief executive officer, the boards and the Nominating & Governance Committees will take into account our business strategy as well as any other criteria they believe are relevant.
-

In view of our amendment to the Corporate Governance Guidelines outlined above, the Kurte Family agreed to withdraw their proposal. We wish to acknowledge the Kurte Family and thank them for their role in working with us to address this matter.

We would like to schedule a call with you to discuss. Please let us know when you are available so we can schedule a mutually convenient time to speak, either today or tomorrow. Thank you.

Doreen S. Furnari
Assistant General Counsel | Carnival Corporation & plc | 3655 N.W. 87th Avenue | Miami, FL 33156 | +1 305-406-4616 | dfurnari@carnival.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

December 17, 2013

Elizabeth A. Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Carnival Corporation & PLC*
Shareholder Proposal of Robert L. Kurte and Harold Kurte
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our clients, Carnival Corporation & PLC (the "Companies"), each intend to omit from their proxy statement and form of proxy for their 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Robert L. Kurte and Harold Kurte (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Companies intend to file their definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Companies pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: That the shareholders of Carnival Corporation & PLC hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines to adopt and disclose a written and detailed succession planning policy, including the following specific features:
>
> - The Board of Directors will review the plan annually;
> - The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
> - The Board will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan to shareholders.

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Companies' Boards of Directors (the "Boards") will in the near future consider approving amendments to the Companies' Corporate Governance Guidelines (the "Guidelines") to address each of the elements of the succession planning policy requested by the Proposal. Together, these actions will substantially implement the Proposal, as discussed below. As discussed further below, we are submitting this no-action request at this time to address the timing requirements of Rule 14a-8. We will notify the Staff supplementally to confirm that the Boards have taken the action described in this letter.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Companies Have Substantially Implemented The Proposal.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." *See* 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

B. Analysis.

The Companies have determined to revise their discussion of succession planning in the Guidelines. As noted above, in the near future the Boards will consider amending the Guidelines to address each of the elements of the succession planning policy requested by the Proposal. Accordingly, the revised Guidelines will substantially implement the Proposal for purposes of Rule 14a-8(i)(10). The revised Guidelines will implement the Proposal's essential objective of adopting and disclosing a written and detailed succession planning policy. Specifically, the Boards will consider amending the Guidelines to provide:

> 7. CEO Evaluation and Management Succession
>
> . . . .
>
> The Boards and the Nominating & Governance Committee are responsible for succession planning and will annually review a plan for succession of the CEO. The Nominating & Governance Committee will make recommendations to the Boards with respect to potential successors to the CEO. All members of the Boards will work with the Nominating & Governance Committee to evaluate potential successors to the CEO to see that qualified candidates are available and that development plans are being utilized to strengthen the skills and qualifications of the candidates. The criteria to be used when assessing the qualifications of potential successors to the CEO include, among others, a commitment to the Companies' strategic vision and brand, financial and operational knowledge, and the ability to lead and motivate the management team and employees. The CEO should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. The Boards also maintain an emergency succession plan that is reviewed annually. The Boards will report annually to shareholders on succession planning.

Thus, the revised Guidelines will implement the essential objective of the Proposal by addressing each element of the succession planning policy requested by the Proposal. The

Proposal states that the Companies' succession planning policy should include five specific features. First, the Proposal requests that the Guidelines be amended to provide that "[t]he Board of Directors will review the [succession] plan annually." The revised Guidelines address this feature of the Proposal, in that they require the Boards to "annually review a plan for succession of the CEO."

Second, the Proposal requests that the Guidelines be amended to provide that "[t]he Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates." The revised Guidelines address this feature of the Proposal by articulating specific criteria to be used by the Boards in their assessment of potential CEO successors, which criteria include "a commitment to the Companies' strategic vision and brand, financial and operational knowledge, and the ability to lead and motivate the management team and employees."

Third, the Proposal requests that the Guidelines be amended to provide that "[t]he Board will identify and develop internal candidates." The revised Guidelines address this feature of the Proposal by providing that as part of the CEO succession evaluation process, the Boards and the Nominating & Governance Committee will evaluate potential successors "to see that qualified candidates are available and that development plans are being utilized to strengthen the skills and qualifications of the candidates."

Fourth, the Proposal requests that the Guidelines be amended to provide that "[t]he Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually." The revised Guidelines address this feature of the Proposal in that they provide that the Boards will annually review both the emergency and non-emergency CEO succession plan. Further, the annual review provided for in the revised Guidelines ensures that non-emergency succession planning will take place no less than three years before any expected transition.

Finally, the Proposal requests that the Guidelines be amended to provide that "[t]he Board will annually produce a report on its succession plan to shareholders" but does not specify the contents of the report. The revised Guidelines address this feature of the Proposal by stating that the "Boards will report annually to shareholders on succession planning."

Accordingly, each element of the Proposal will be fully satisfied by the Companies' actions. When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals where the company had already addressed the items requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail.

Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *Allegheny Energy, Inc. (Premoshis)* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008); *see also Wal-Mart Stores, Inc.* (avail. Mar. 28, 2007) (concurring in the exclusion of a proposal under Rule 14a-8(i)(10) as substantially implemented where the proponent requested a report on the company's relationships with its compensation consultants and the company agreed to provide such disclosure in the upcoming proxy statement); *Honeywell International, Inc. (Service Employees International Union)* (avail. Feb. 21, 2007). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

We note that the situation is distinguishable from *Verizon Communications Inc.* (avail. Feb. 12, 2010), in which the Staff was unable to concur that a company's CEO succession planning policy substantially implemented a shareholder proposal. In *Verizon*, the Staff was unable to concur that the company could exclude a proposal calling for the company to adopt a CEO succession planning policy identical to the one set forth in the Proposal because the company's policy did not contain features identified in the proposal. Specifically, the company's policy did not: (1) contain a formal assessment process; (2) provide a method of identifying and developing internal candidates; or (3) provide a mechanism for reporting on the procedures to its shareholders. The current circumstances are distinguishable from those in *Verizon*, however, as, upon the Board's adoption of the revised Guidelines, the Companies will have addressed and implemented each specific feature of the succession planning policy set forth in the Proposal, as described above.

We submit this no-action request before the Boards consider the amendments to the Guidelines to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff after the Boards consider the amendments to the Guidelines. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Starbucks Corp.* (avail. Nov. 27, 2012); *DIRECTV* (avail. Feb. 22, 2011); *Hewlett-Packard Co.* (avail. Dec. 7, 2010); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

Accordingly, we believe that the Companies' actions as well as the actions that the Boards will consider substantially implement the Proposal, and that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Boards approve the amendments to the Guidelines, the Proposal will have been substantially implemented and, therefore, will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Companies each exclude the Proposal from their 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Doreen S. Funari, the Companies' Assistant General Counsel, at (305) 406-4616.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Doreen S. Furnari, Carnival Corporation & PLC
Robert L. Kurte and Harold Kurte

101645934.5

GIBSON DUNN

EXHIBIT A

ROBERT L. KURTE & HAROLD KURTE

*** FISMA & OMB Memorandum M-07-16 ***

October 29, 2013

Mr. Arnaldo Perez
Corporate Secretary
Carnival Corporation & PLC
3655 N.W. 87th Avenue
Miami, FL 33178

(Delivered by hand & via e-mail: APerez@carnival.com)

Dear Mr. Perez:

Enclosed you will find a copy of our Shareholder Proposal for the 2014 Carnival Corporation & PLC Annual Meeting which we would like to have included in the proxy statement.

Robert L. Kurte and Harold Kurte are the registered owners of 900 shares of Carnival Corporation stock. In addition, pursuant to the rules and regulations of the Securities and Exchange Commission, we intend to continue to hold our shares in Carnival Corporation through the date of the 2014 annual meeting where we fully intend to present our enclosed proposal.

We hope the Board will consider the merits of our proposal and would be more than willing to discuss the issues raised in our proposal with them. We look forward to such a direct discussion.

Cordially,



Robert L. Kurte
*** FISMA & OMB Memorandum M-07-16 ***



Harold Kurte
*** FISMA & OMB Memorandum M-07-16 ***

Kurte-CCL-2014

Resolved: That the shareholders of Carnival Corporation & PLC hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;

- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;

- The Board will identify and develop internal candidates;

- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;

- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:
CEO succession is one of the primary responsibilities of the board of directors. A study published by the National Association of Corporate Directors quoted a director of a large technology firm: "A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." *(The Role of the Board in CEO Succession: A Best Practices Study, 2006).* The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management,* Hay Group found that 85% of the Most Admired Company boards have a well-defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well-defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote FOR our proposal.